Since our last family and friends Crowdfund in June 2022 that 200+ of you participated in...

✅ We expanded fantasy gaming to 8 new shows: Survivor, Big Brother, RuPaul's Drag Race, The Oscars, and more.

✅ We developed a mobile app, with 52,000+ mobile app downloads since launching in App Stores in mid-January 2024.

✅ We've had 101,000+ new accounts created, and 155,000+ total fantasy season plays, with $0 spent on marketing and user acquisition.

✅ We raised an additional $300,000 on a SAFE from a family office and software dev firm

TOMORROW, our $250,000 Pre-Seed round will go live to the public, but I wanted to give you all the first chance to own a piece of the company we've worked so hard to build. For as little as $100, you can have a vested interest in our company's success! If you want to take advantage of our Early Bird discount - get your reservation in ASAP! Thank you to everyone who has invested thus far and for your continued support.

LEARN MORE & INVEST - LINK IN BIO 📍

Required Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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